UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39461

NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On January 25, 2024, NANO-X IMAGING LTD. (the “Company”) announced that following the passing of Mr. Ran Poliakine, the Company’s non-executive Chairman, the Company’s Board of Directors has decided to appoint Mr. Erez Meltzer as NNOX’s acting Chairman, subject to the approval of the shareholders.

Mr. Meltzer, the Chief Executive Officer of the Company, has been serving as a member of the Company’s Board of Directors since December 2019 and assumed the role of Chief Executive Officer in January 2022.

The information contained in this Report on Form 6-K  is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-271688, and Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD.

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: January 25, 2024